                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer



                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                         For the month of November 1998

                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

                            DENISON INTERNATIONAL plc

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                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS

                                                                            Page
Part I. Financial Information

Item 1. Financial Statements (Unaudited)

Condensed  Consolidated Balance Sheets as of September 30, 1998
     and December 31, 1997                                                    3

Condensed Consolidated Statements of Operations for the three and             5
     nine months ended September 30, 1998 and 1997

Condensed Consolidated Statements of Cash Flows for the nine months           6
     ended September 30, 1998 and 1997

Notes to Condensed Consolidated Financial Statements                          7

Item 2. Management's Discussion and Analysis of Financial
     Condition And Results of Operations                                      9


                                       2
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                            DENISON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)

                                     ASSETS

                                                  September 30,     December 31,
                                                     1998              1997
                                                  (Unaudited)         (Note)
Current assets:
    Cash and cash equivalents                   $    34,557        $    30,337
    Accounts receivable, less allowances of          28,921             29,212
      $2,467 and $3,087 at September 30, 1998
      and December 31, 1997 respectively
    Inventories                                      36,729             28,182
    Other current assets                              3,577              3,327
      Total current assets                          103,784             91,058
    Property, plant and equipment,                   19,998             14,948
    Other assets                                      1,822              1,487
      Total assets                              $   125,604        $   107,493

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable to bank                       $       411        $     1,472
    Accounts payable                                 10,732              9,413
    Other accrued liabilities                        18,808             15,677
    Current portion of capital lease obligations        369                662
      Total current liabilities                      30,320             27,224

Noncurrent liabilities:
    Capital lease obligations, less current portion     146                344
    Pension accrual                                  11,041              9,482
    Other noncurrent liabilities                      6,171              6,733
    Negative goodwill, net of accumulated
      amortization of $3,975 and $3,406 at
      September 30, 1998 and December 31, 1997
      respectively                                    3,702              4,158
       Total noncurrent Liabilities                  21,060             20,717

Shareholders' equity:
    'A' ordinary shares (pound)8.00 par value;
      7,125 shares authorized, and 7,015
      issued and outstanding at September
      30, 1998 and December 31, 1997                     86                 86
    Ordinary shares $0.01 par value;
      15,000,000 shares authorized;


                                       3
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      11,097,450 and 11,057,700 issued and
      outstanding at September 30, 1998 and
      December 31, 1997                                 111                111
    Additional paid-in capital                        5,453              5,411
      Capital redemption reserve                      1,090              1,090
      Retained earnings                              71,034             58,115
      Accumulated other comprehensive income         (3,550)            (5,261)
      Total shareholders' equity                     74,224             59,552
        Total liabilities and shareholders' equity $125,604        $   107,493

Note: The Balance Sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information in footnotes required by general accounting principles for complete financial statements.

        The accompanying notes are an integral part of these statements.


                                       4
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                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)




                                    Three months ended        Nine months ended
                                       September 30,             September 30,
                                    1998          1997        1998        1997
Net sales                         $ 34,016     $ 36,163    $106,730    $111,244
Cost of sale                        21,096       22,601      65,868      70,543
Gross profit                        12,920       13,562      40,862      40,701
Selling, general and
  administrative expenses            7,633        8,472      23,961      24,846
Operating income                     5,287        5,090      16,901      15,855
Other income                            --        2,151          --       2,175
Interest income, net                   408           80         900         130
Income before taxes                  5,695        7,321      17,801      18,160
Provision for income taxes           1,483        1,724       4,882       4,159
Net income                        $  4,212     $  5,597     $12,919    $ 14,001
Basic earnings per share              $.38         $.52       $1.17       $1.32
Diluted earnings per share            $.38         $.51       $1.16       $1.30








        The accompanying notes are an integral part of these statements.


                                       5
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                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)



                                                          Nine months ended
                                                             September 30,
                                                          1998          1997

Net cash provided by operating activities                $ 11,125    $ 12,967

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment               (6,734)     (3,604)
   Proceeds from disposal of property, plant
     and equipment                                             42       2,175
   Net cash used in investing activities                   (6,692)     (1,429)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net repayment on lines of credit                       (1,04 1)       (709)
   Redemption of preferred stock                               --      (1,090)
   Net proceeds from sale of ordinary shares                   --       4,805
   Repayment of capital lease obligations                    (502)       (855)
   Proceeds from exercise of stock options                     42          78
   Net cash provided by (used in) financing activities     (1,501)      2,229

EFFECT OF EXCHANGE RATE CHANGES ON CASH                     1,288      (1,882)

NET INCREASE  IN CASH AND CASH EQUIVALENTS                  4,220      11,885

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             30,337      19,144

CASH AND CASH EQUIVALENTS AT END OF PERIOD               $ 34,557    $ 31,029










        The accompanying notes are an integral part of these statements.


                                       6
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                            DENISON INTERNATIONAL plc

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.  Basis of Financial Statements

Interim Financial Information

     The financial information at September 30, 1998 and for the periods ended September 30, 1998 and September 30, 1997 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. All adjustments made were of a normal, recurring nature. Results for the interim period are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1997 included in the Company's Annual Report on Form 20-F.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2.  Inventories

     Inventories consisted of the following:

                                                (U.S. dollars in thousands)
                                           September 30,           December 31,
                                               1998                    1997
                                            (Unaudited)
Finished goods                              $   22,157             $   16,365
Work-in-progress                                 3,653                  2,861
Raw materials and supplies                      10,919                  8,956
                                            $   36,729             $   28,182

3.       Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                    Unaudited
(U.S. dollars in thousands except  Three months ended        Nine months ended
share and per share data)             September 30,             September 30,
                                    1998       1997        1998         1997

Numerator:

 Net income                        $ 4,212    $  5,597   $  12,919   $   14,001

Denominator:

 Denominator for basic earnings
 per share - weighted-average   11,102,769  10,812,854  11,084,600   10,619,330
 shares outstanding

 Effect of dilutive stock options   27,546     134,301      52,229      138,980

 Denominator for diluted earnings
 per share - adjusted weighted-
 average shares outstanding     11,130,315  10,947,155  11,136,829   10,758,310

Basic earnings per share            $.38      $.52         $1.17        $1.32

Diluted earnings per share          $.38      $.51         $1.16        $1.30

Options to purchase 50,000 shares at $17.60 per share and 5,000 shares at $17.38 per share were outstanding during the three-month period ending September 30, 1998, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares, and therefore the effect would be antidilutive.


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


4. Comprehensive Income

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). The Company adopted this statement as of the beginning of 1998. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of SFAS 130 had no impact on the Company's net income or shareholders equity. SFAS 130 requires foreign currency translation adjustments and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders equity, to be included in other comprehensive income. SFAS 130 also requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's annual financial statements for prior periods will be reclassified, as required.

Total comprehensive income was as follows:

                                                      Unaudited
                                              (U.S. dollars in thousands)
                                   Three months ended         Nine months ended
                                     September 30,              September 30,
                                    1998        1997       1998         1997

Net income                         $4,212     $5,597     $12,919       $14,001
Foreign currency translation
 adjustment, net of tax benefit     2,449      1,821       1,711        (1,966)
Comprehensive net income           $6,661     $7,418     $14,630       $12,035

The components of accumulated other comprehensive income, net of related tax, at December 31, 1997 and September 30, 1998 are as follows:

                                Pension Foreign                     Accumulated
                                   Liability    Other Currency     Comprehensive
                                  Adjustment     Translation           Income
Balance at December 31, 1997       $(43)           $(5,218)           $(5,261)
Current period other compre-
  hensive income                     --              1,711              1,711
Balance at September 30, 1998      $(43)           $(3,507)           $(3,550)


Item 2: MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS.

Although the Company reports its financial results in U.S. dollars, approximately 65% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, cost of goods sold, gross profit, and selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.

RESULTS OF OPERATIONS

Three Months Ended September 30, 1998 compared with Three Months ended September 30, 1997.

     The Company's net sales decreased 5.9% to $34.0 million in the three month period ended September 30, 1998 from $36.2 million in the comparable period in 1997. During the same period, net sales in North America decreased 14.4% to $12.6 million from $14.7 million, net sales in Europe increased 16.8% to $17.9 million from $15.4 million, and net sales in the Asia-Pacific region decreased 42.5% to $3.5 million from $6.1 million. The decrease in net sales is attributable to the current economic conditions in the Asian market, and, in turn, slower sales to North American customers who have substantial exports into the Asian markets. Partially offsetting these conditions were continued strengthening conditions in the European market.

Restated (at average exchange rates for the three month period ended September 30, 1997), net sales for the three month period ended September 30, 1998, were $34.5 million, a 4.7% decrease over the comparable period in 1997. The increased sales revenue for the period attributable to the exchange rate differences was $0.4 million. Restated (at average exchange rates for the three month period ended September 30, 1997), net sales for the three month period ended September 30, 1998 for the Company's European operations increased 14.6% to $17.6 million from $15.3 million in the comparable period in 1997, and net sales for the Asia-Pacific decreased 32.9% to $4.1 million from $6.1 million in the comparable period in 1997.

     The Company's gross profit decreased 4.7% to $12.9 million in the three month period ended September 30, 1998 from $13.6 million in the comparable period in 1997. Gross profit as a percentage of net sales increased to 38.0% in the three months ended September 30, 1998 from 37.5% in the comparable period in 1997. Despite the lower revenues realized, gross profits were strong in the three month period ending September 30, 1998 resulting from the effects of a continued favorable product mix shift towards the Company's higher margin vane pump product line, compared to the same period in 1997. Margins were further enhanced by the effects of manufacturing and operational cost efficiencies implemented by the Company. Also favorably impacting gross profits for the three months ended September 30, 1998 were adjustments made to certain reserves and accruals, reflecting current business conditions. These adjustments had no impact on the results for the nine months ended September 30, 1998.

     Gross profit in Europe increased by 31.4% to $7.7 million in the three months ended September 30, 1998 from $5.9 million in the comparable period in 1997, while gross profit in North America decreased by 25.3% to $4.0 million in the three months ended September 30, 1998 from $5.4 million in the comparable period in 1997, and gross profit in the Asia-Pacific region decreased 50.2% to $1.2 million in the three months ended September 30, 1998 from $2.3 million in the comparable period in 1997. Slightly higher volume levels, combined with the strength of the Company's vane pump product line and the benefits of implemented manufacturing cost improvements, accounted for the improvement in the Company's European gross profits. The overall depressed economic conditions in the Asia-Pacific region, combined with the strengthening U.S. dollar relative to the functional currencies in Australia, Japan and Singapore, reduced sales volume to that region, and subsequently reduced gross profits. The impact of the overall Asia-Pacific economy also impacted volume in the North American markets by reducing exports to customers in the Asia-Pacific region, and reduced gross profits.

     Restated (at average exchange rates for the three month period ended September 30, 1997), gross profit in Europe was $7.6 million, a 28.6% increase over the comparable period in 1997, and gross profit in the Asia-Pacific region was $1.4 million, a 41.6% decrease versus the comparable period in 1997. On a consolidated basis, restated (at average exchange rates for the three month period ended September 30, 1997), gross profit decreased by 4.1%, or $0.6 million, to $13.0 million from $13.6 million in the same period in 1997. Restated (at average exchange rates for the three month period ended September 30, 1997), gross profit as a percentage of net sales increased to 37.8% for the three months ended September 30, 1998 compared to 37.5% for the same period in 1997.

     Selling, general and administrative ("SG&A") expenses decreased 9.9% to $7.6 million in the three month period ended September 30, 1998 from $8.5 million in the comparable period in 1997. SG&A expenses as a percentage of net sales decreased to 22.4% in the three months ended September 30, 1998 compared to 23.4% for the same period in 1997. Cost reductions and operating efficiencies accounted for the overall reduction in SG&A spending for the three months ended September 30, 1998 versus the comparable period in 1997.

     Operating income increased 3.9% to $5.3 million in the three months ended September 30, 1998 from $5.1 million for the comparable period in 1997. Operating income as a percentage of net sales increased to 15.6% from 14.1% for the comparable period in 1997. Restated (at average exchange rates for the three month period ended September 30, 1997), operating income for the three month period ended September 30, 1998 increased 2.5% to $5.2 million from $5.1 million in the same period in 1997. The decrease in operating income for the three month period ended September 30, 1998 attributable to the exchange rate was $0.1 million.

     The Company had no other income for the quarter ended September 30, 1998 as compared to $2.2 million of other income for the comparable period in 1997. The other income recorded in the quarter ended September 30, 1997 related to the non-recurring gain on the sale of property at the Company's Hilden, Germany location.

     Net interest income was $0.4 million in the three month period ended September 30, 1998 compared to $0.08 million of interest income in the comparable period in 1997. Unused portions of the net proceeds of the Company's initial public offering held in August 1997 combined with lower investing and financing activities increased interest bearing cash balances for the period, and, subsequently, net interest income.

     The effective tax rate for the three month period ended September 30, 1998 was 26.0% compared to 23.5% for the comparable period in 1997. The provision for taxes decreased 14.0% to $1.5 million for the three month period ended September 30, 1998 compared to $1.7 million for the same period in 1997. This provision as a percentage of net sales decreased to 4.4% for the three month period ended September 30, 1998 from 4.8% in the same period in 1997. Full utilization of net operating loss carryforwards in 1997 for North American operations, unavailable for use in 1998, was the primary reason for the increase in the effective tax rate.

Nine Months Ended September 30, 1998 compared with Nine Months Ended September 30, 1997.

     Net sales decreased 4.1% to $106.7 million in the nine months ended September 30, 1998 from $111.2 million in the comparable period in 1997. For the nine months ended September 30, 1998 versus the same period in 1997, net sales in Europe increased 7.7% to $54.7 million from $50.8 million, while net sales in North America decreased 8.2% to $40.3 million from $43.9 million, and net sales in the Asia-

Pacific region decreased 29.0% to $11.7 million from $16.5 million. A weak Asian economy, combined with a strengthening U.S. dollar against most of the functional currencies used by the Company, were the primary reasons for the decline in sales revenue during the nine months ended September 30, 1998 versus the same period in 1997.

     Restated (at average exchange rates for the nine month period ended September 30, 1997), net sales for the nine months ended September 30, 1998, were $110.4 million, a 0.8% decrease over the comparable period in 1997. The increased revenue for the period attributable to the exchange rate difference was $3.7 million. Restated (at average exchange rates for the nine month period ended September 30, 1997), net sales for the Company's European operations increased 11.2% to $56.5 million for the nine months ended September 30, 1998 from $50.8 million in the comparable period in 1997, while net sales for the Asia-Pacific operations decreased 20.0% to $13.2 million for the nine months ended September 30, 1998 from $16.5 million in the comparable period in 1997.

     Gross profit increased by 0.4% to $40.9 million in the nine months ended September 30, 1998, from $40.7 million in the comparable period in 1997. Gross profit as a percentage of net sales increased to 38.3% for the nine months ended September 30, 1998 versus 36.6% in the same period for 1997. Despite the lower revenues recorded for the period, gross profits and margins were strong reflecting the continued shift towards the Company's higher profit margin vane pump product line, combined with the favorable effects of previously implemented manufacturing cost improvement programs.

     Gross profit for the Company's North American operations was $12.8 million for the nine months ended September 30, 1998, a 12.8% decrease from the $14.6 million recorded in the comparable period in 1997, and gross profit in the Asia-Pacific region decreased 39.2% to $3.6 million for the nine months ended September 30, 1998 from $6.0 million in the comparable period in 1997. Gross profit for the Company's European operations was $24.5 million for the nine months ended September 30, 1998, a 21.7% increase from the $20.1 million gross profit recorded in the comparable period in 1997. The decrease in Asia-Pacific and North American gross profit can be directly related to the reduction in net sales, partially offset by cost and operating efficiencies in the North American manufacturing facilities, while the increased gross profit in the Company's European operations is the result of higher sales volume, cost and operating efficiencies and the strong market for the Company's higher profit vane pump product line.

     Restated (at average exchange rates for the nine month period ended September 30, 1997), gross profits were $42.2 million for the nine months ended September 30, 1998, a 3.7% increase over the same period in 1997. Gross profit increased by $1.3 million due to the effects of the exchange rate differences. Restated (at average exchange rates for the nine month period ended September 30, 1997), gross profit for the Company's European operations was $25.3 million for the nine months ended September 30, 1998, a 25.6% increase over the comparable period in 1997, and gross profit in the Asia-Pacific region was $4.1 million for the nine months ended September 30, 1998, a 31.2% decrease over the comparable period in 1997. Restated (at average exchange rates for the nine month period ended September 30, 1997), gross profit as a percentage of net sales increased to 38.3% for the nine months ended September 30, 1998 versus 36.6% for the same period in 1997.

     SG&A expenses for the nine months ended September 30, 1998 decreased by $0.9 million to $24.0 million for the nine months ended September 30, 1998 versus $24.9 million for the comparable period in 1997. These expenses as a percentage of net sales were 22.5% for the nine month period ended September 30, 1998 compared to 22.3% for the comparable period in 1997. Despite the lower revenues recorded, SG&A expenses were reduced due to cost reductions focused primarily in the Company's Asia-Pacific region operations.

     Operating income for the nine months ended September 30, 1998 increased by 6.6% to $16.9 million from $15.9 million for the comparable period in 1997. Operating income as a percentage of net sales increased to 15.8% for the nine months ended September 30, 1998 from 14.3% in the comparable period in 1997. Restated (at average exchange rates for the nine month period ended September 30, 1997), operating income increased by 8.9% to $17.3 million (15.6% of net sales) for the nine months ended September 30, 1998 from $15.9 million (14.3% of net sales) in the same period in 1997. The increased operating income for the nine month period ended September 30, 1998 attributable to the exchange rate differences was $0.4 million.

     The Company had no other income for the nine months ended September 30, 1998 as compared to $2.2 million of other income for the comparable period in 1997. The other income recorded in the nine months ended September 30, 1997 related to the non-recurring gain on the sale of property at the Company's Hilden, Germany location.

     Higher profitability, combined with the unused portion of the proceeds from the Company's initial public offering in August 1997, resulted in higher interest bearing cash balances for the nine months ended September 30, 1998 compared to the same period in 1997. With higher interest bearing cash balances available, interest income rose 592% to $0.9 million for the nine months ended September 30, 1998 from $0.1 million in the comparable period of 1997.

     The effective tax rate for the nine month period ending September 30, 1998 was 27.4% (i.e., $4.9 million) versus a tax rate for the same period in 1997 of 22.9% (i.e., $4.2 million). This provision as a percentage of net sales rose to 4.6% in 1998 from 3.7% in the comparable period for 1997. Full utilization of net operating loss carryforwards in 1997 for North American operations, unavailable for use in 1998, was the primary reason for the increase in the tax rate.

Liquidity and Capital Resources

                                          Nine Months Ended and At September 30,
                                                   1998              1997
                                                (U.S. dollars in thousands)

Cash and cash equivalents                           34,557           31,029
Net cash provided by operating activities           11,125           12,967
Net cash used in investing activities               (6,692)          (1,429)
Net cash provided by (used in) financing activities (1,501)           2,229
Effect of exchange rate changes on cash              1,288           (1,882)

     Net cash provided by operating activities for the nine months ended September 30, 1998 decreased to $11.1 million from $13.0 million as compared to the same period in 1997. The decrease in the Company's cash generated from operating activities primarily resulted from additional working capital requirements. The $1.9 million decrease in net cash provided by operating activities for the nine month period ended September 30, 1998 as compared to the same period in 1997 was primarily attributable to a $4.8 million net increase in cash utilized for inventories, partially offset by a $3.6 million increase in cash provided from accounts receivables. The Company anticipates that operating activities and capital expenditure requirements will continue to be funded utilizing cash flow from operations, cash on hand, and, if necessary, bank borrowings.

     Net cash utilized in investing activities increased to $6.7 million for the nine month period ended September 30, 1998 from $1.4 million in the comparable period in 1997. Investing activities consisted primarily of investment in machinery and equipment for the Company's three production facilities. Purchases of machinery and equipment were $6.7 million for the nine months ended September 30, 1998 as compared to $3.6 million for the comparable period in 1997. The Company anticipates that it will incur approximately $8.5 million in capital expenditures for fiscal year 1998.

     Net cash utilized in financing activities increased to $1.5 million in the nine months ended September 30, 1998 from $2.2 million provided by financing activities in the comparable period in 1997. The increase of $3.7 million in net cash utilized by financing activities was primarily attributable to $4.8 million received from the Company's initial public offering in the nine months ended September 30, 1997, partially offset by a reduction of $1.1 million in the nine month period ended September 30, 1998 compared to the same period in 1997 for nonrecurring costs associated with the redemption of preferred stock.

     The effects of exchange rate fluctuations on cash and cash equivalents were a $1.3 million increase and a $1.9 million decrease for the nine months ended September 30, 1998 and September 30, 1997, respectively. Since approximately two-thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on U.S. dollar reported balances for the nine month period ended September 30, 1998 compared to the same period in 1997. The $3.2 million change in the exchange rate fluctuations on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European operations and Asia-Pacific operations. The average dollar-weighted foreign currency decline for the nine month period ended September 30, 1998 for the Company's European and Asia-Pacific operations was 3.3% and 12.7%, respectively.

     In September 1995, the Company's U.S. subsidiary entered into a loan agreement with a bank that provides for a revolving line of credit of up to $3.0 million. The loan agreement was renewed in September 1997. Borrowings under the loan agreement are secured by substantially all of the U.S. subsidiary's assets. Interest on


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


the revolving line of credit, which is at the prime rate (8.0% at September 30, 1998) minus 0.5%, is payable monthly. The loan agreement contains various restrictions and financial maintenance requirements, including the requirement to maintain a compensating balance of $100,000. At September 30, 1998, the Company's U.S. subsidiary had $3.0 million of unused credit available under this facility.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At September 30, 1998, the Company had $0.4 million of foreign debt outstanding. The Company also has an additional $2.3 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Use of proceeds

     The Company has not used the net proceeds of the initial public offering held in August 1997. The net proceeds totaling approximately $4.8 million are currently being held in cash and short-term investments.

Year 2000 (Millennium) Issues

     Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The following describes the Company's status regarding these issues.

The Company's State of Readiness

     The Company has been formally addressing its Year 2000 issues over the past several fiscal years. These efforts involve assessments, conversion plans, conversion implementations and testing of all internal systems running on a variety of computer platforms ranging from mainframe computers to programmable logic controllers.

     All mainframe computer systems have been assessed, action plans have been established and required conversion or reinstallation of computer programs is approximately 75% complete. Full conversion and implementation is expected to be completed by June 1999.

     Assessment of all non-mainframe applications has been completed with conversion action plans developed.

     In summary, the Company believes that its internal systems will be Year 2000 compliant in all material aspects by December 1999.

     In addition to these efforts as regards to internal systems, the Company has begun the process of assessing the state of readiness of its major suppliers. These suppliers include raw material, energy and production supply providers as well as providers of communication and logistics services. An analysis of the responses received leads the Company to believe that it will not incur any major potential problems. The Company plans to continue this assessment effort and plans to have this effort completed by June 1999.



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The  Company  has a  large,  diverse  world  wide  customer  base.  No  customer represents a majority of the Company's sales. While the Company has not begun an assessment of the state of readiness of its customers, many customers have requested from the Company information regarding its Year 2000 issues. Major customers will be contacted within the next year to determine if any significant loss of business would be expected because of their inability to correct their Year 2000 issues on a timely basis.

Costs to Address the Company's Year 2000 Issues

The following is a summary of the past and expected future costs to remediate any of the Company's year 2000 issues:

                                          Year-to-Date  Estimated
                             Fiscal 1997   Fiscal 1998   Future
(U.S. dollars)                  Costs        Costs        Costs        Total

Costs Charged to Income
  Before Taxes (1)           $200,000       $300,000    $300,000      $800,000

Capitalized Software
  And Hardware (2)            300,000        300,000     300,000       900,000

Total Year 2000 Costs        $500,000       $600,000    $600,000    $1,700,000

(1) The majority of these costs are for outside consultants and programmers, were in addition to the normal operating budget for information systems, and were paid currently. No major systems projects have been deferred to future periods.

(2) Costs to replace non-Year 2000 compliant systems.

Risk of Year 2000 Issues and Contingency Plans

     As previously stated, the Company expects that its systems will be fully operational and will not cause any material disruptions resulting from unresolved Year 2000 issues. Because of the uncertainties associated with assessing customers and suppliers, there is a risk of adverse effects on the Company's future results of operations if the Company's customers and suppliers are not capable of correcting their Year 2000 issues, if any. The Company plans to continue assessing these risks through reviews with customers and suppliers. Contingency plans will be developed to deal with any potential Year 2000 issues that may arise as a result of these reviews. Contingency plans relating to suppliers, if necessary, will be developed by June 1999. Any necessary contingency plans relating to customers will be developed by September 1999.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DENISON INTERNATIONAL plc

                                            By:      /s/  Bruce A. Smith
                                                     -------------------
                                                        Bruce A. Smith
                                                        Chief Financial Officer

Date:  November 16, 1998



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